SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 19, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-223954) AND ON FORM S-8 (Nos. 333-196453, 333-161683 AND 333-161684) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: July 19, 2018

Second quarter report 2018

Stockholm, July 18, 2018

Second quarter highlights

•	Sales as reported decreased by -1% YoY. Segment Networks showed a sales growth of 2% YoY in reported sales, with strong sales growth in North America.

•	Gross margin was 34.8% (29.1%)

•	Operating expenses were SEK 17.2 (15.4) b. Cost reductions in SG&A were offset by increased investments in R&D, higher provision for variable compensation and an increase in provision for overdue trade receivables.

•	Operating income was SEK 0.2 (-0.5) b.

•	Cash flow from operating activities was SEK 1.4 (0.0) b.

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2018	2017	change	2018	change	2018	2017
Net sales	49.8	50.3	-1%	43.4	15%	93.2	98.1
Gross margin	34.8%	29.1%	—	34.2%	—	34.5%	22.6%
Operating income (loss)	0.2	-0.5	—	-0.3	—	-0.1	-11.8
Operating margin	0.3%	-1.1%	—	-0.7%	—	-0.2%	-12.0%
Net income (loss)	-1.8	-0.5	—	-0.7	—	-2.5	-10.5
EPS diluted, SEK	-0.58	-0.14	—	-0.25	—	-0.83	-3.22
Cash flow from operating activities	1.4	0.0	—	1.6	-8%	3.0	-1.5

1      Ericsson  |  Second Quarter Report 2018

CEO comments

“We continue to execute on our focused business strategy and are tracking well towards our 2020 target.

Customers turn to new technology in order to manage growing demand for data with sustained quality and without increasing costs. This, together with fixed wireless access, represent the first business cases for 5G. We will continue to invest in securing leadership in 5G. This includes further investments in R&D, to solidify our complete 5G portfolio, and investments in field trials. We also intend to selectively capture new business opportunities, through our 5G-ready 4G portfolio, to extend our footprint as operators prepare for 5G. We provide solutions for all frequency bands for 5G, which strengthens our global competitiveness.

We have good market traction in Networks, with a sales growth of 2%, particularly in North America where all major operators are preparing for 5G. Digital Services is tracking towards a turnaround. However, while losses decreased both YoY and QoQ, we still have a lot of work to do. The top priority is to turn around performance in the segment, but we are in parallel accelerating investments to make the portfolio 5G ready and cloud native. Managed Services had a positive operating income. We have also on-boarded several new contracts in the quarter.

In segment Emerging Business and Other, we invest in strategic future growth areas such as Internet of Things (IoT). We see increasing momentum with several important customer wins with our connectivity platform in the quarter. However, sales are still low. Our media business generated a loss of SEK -0.4 b. in the quarter. We expect to close the announced divestment of Media Solutions, recently renamed MediaKind, by the end of the third quarter.

The SEK 10 b. cost reduction program, launched in Q2 2017, has been successfully completed. We reduced the total workforce by more than 2,000 in the quarter and by 20,500 in total as part of the program. These are tough but necessary actions to ensure competitiveness. Run-rate savings to date amount to more than SEK 10 b., and the effect is gradually becoming visible in the earnings, mainly through lower service delivery costs and common costs. Even though the cost reduction program is completed, our estimate for restructuring charges of SEK 5-7 b. for the full year remains, as we will continue our efficiency activities throughout the year.

Our cash position remains strong. Our work to further strengthen the balance sheet continues.

We see strengthened momentum for 5G in the quarter and it is clear that our 5G-ready portfolio is attractive and competitive in the market. We have gradually improved the cost position and will continue to have a strict cost focus in order to further increase competitiveness and efficiency.”

Börje Ekholm

President and CEO

Planning assumptions going forward

Market related

•	The Radio Access Network (RAN) equipment market is estimated to decline by -2% for full-year 2018 with 2% CAGR for 2017-2022. In 2018, the Chinese market is expected to decline due to reduced LTE investments, while there is positive momentum in North America.

Currency exposure

•	Rule of thumb: A weakening by 10% of USD to SEK would have a negative impact of approximately -5% on net sales and approximately -1 percentage point on operating margin (based on 2017 full-year currency exposure). For historical rates, see www.ericsson.com/en/investors

Ericsson related, 2018

•	Sales: Seasonality (5-year average sales) is -2% between Q2 and Q3 and 23% between Q3 and Q4.

•	The current annual revenue baseline of the IPR licensing contract portfolio is approximately SEK 7 b.
•	Restructuring charges for full-year 2018 are estimated to be SEK 5-7 b.

•	Actual and estimated net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs:

	Q2 2018	Q3 2018	Q3 2017	FY 2017	FY 2018	FY 2019
SEK b.	Actual	Estimate	Actual	Actual	Estimate	Estimate
Cost of sales	-0.2	-0.2	-0.9	-2.6	-1
R&D expenses	-0.3	-0.3	-0.6	-0.3	-1

Total impact	-0.5	-0.5	-1.5	-2.9	-2	-1 to -2

•	The divestment of Media Solutions is expected to be closed by the end of Q3 2018 with estimated additional expenses of SEK -0.3 b. in Q3, related to the divestment. Results after the divestment will be reported as share of earnings according to the equity method. Ericsson’s holding will be 49% of the shares. Media Solutions sales were SEK 3.2 b. in 2017.

2 Ericsson | Second Quarter Report 2018	CEO comments

Financial highlights

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2018	2017	change	2018	change	2018	2017
Net sales	49.8	50.3	-1%	43.4	15%	93.2	98.1
Gross income	17.3	14.6	18%	14.9	17%	32.2	22.1
Gross margin (%)	34.8%	29.1%	—	34.2%	—	34.5%	22.6%
Research and development expenses	-9.8	-8.4	17%	-9.1	8%	-18.9	-17.4
Selling and administrative expenses	-7.1	-6.8	3%	-6.2	15%	-13.2	-15.0
Impairment losses on trade receivables	-0.4	-0.2	57%	0.0	—	-0.4	-1.9
Other operating income and expenses	0.0	0.2	-95%	0.1	-87%	0.1	0.4
Operating income (loss)	0.2	-0.5	—	-0.3	—	-0.1	-11.8
Operating margin (%)	0.3%	-1.1%	—	-0.7%	—	-0.2%	-12.0%
Financial net	-0.8	0.1	—	-0.5	50%	-1.4	-0.4
Taxes	-1.2	0.0	—	0.1	—	-1.0	1.7
Net income (loss)	-1.8	-0.5	—	-0.7	—	-2.5	-10.5
Restructuring charges	-1.9	-1.5	24%	-1.2	60%	-3.1	-3.3

Net sales

Sales as reported decreased by -1 %YoY. Sales as reported in Networks increased by 2% YoY, driven by strong sales growth in North America. Digital Services sales declined by -11% YoY, mainly due to continued decline in legacy product sales and lower telecom core sales in North East Asia. Managed Services sales declined by -2% YoY, mainly as a result of customer contract reviews. Sales in Emerging Business and Other increased by 2% YoY, mainly driven by growth in iconectiv and IoT partly offset by lower sales in the media solutions business.

Sequential sales increased by 15%.

IPR licensing revenues

IPR licensing revenues declined to SEK 1.8 (2.0) b. YoY and decreased sequentially from SEK 1.9 b.

Gross margin

Gross margin improved to 34.8% (29.1%). Key drivers of the improvement were cost reductions, ramp-up of Ericsson Radio System (ERS) product platform, market mix and good progress in addressing non-strategic contracts in Managed Services. Completion in 2017 of the amortization of software release development expenses had a positive effect on gross margin YoY.

Sequentially, gross margin increased to 34.8% from 34.2%.

Operating expenses

Operating expenses increased to SEK 17.2 (15.4) b.

R&D expenses were SEK 9.8 (8.4) b. The net effect of higher amortized than capitalized R&D expenses was SEK -0.3 (0.1) b.

SG&A increased YoY due to higher restructuring charges. Cost reductions of SEK 0.7 b. YoY were offset by costs related to revaluation of customer financing of SEK -0.2 b. and higher provision for variable compensation.

3 Ericsson | Second Quarter Report 2018	Financial highlights

Each quarter, 25% of the anticipated full year variable compensation is provisioned for. In Q2 2017, SG&A were positively impacted as provisions were reversed following the weak company results.

Impairment losses on trade receivables increased to SEK -0.4 (-0.2) b. Impairment testing is made continuously using a methodology where country and customer risks are assessed.

Operating expenses increased sequentially following increased investments in Networks R&D, impacted by seasonality and currency effects. Operating expenses increased by approximately SEK -0.3 b. QoQ, due to currency effects.

Other operating income and expenses

Other operating income and expenses, which comprises several minor items, were SEK 0.0 (0.2) b. Other operating income and expenses in Q1 2018 were SEK 0.1 b.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts, the company is reducing the capitalization of development expenses for product platforms and software releases as well as the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income YoY. The amounts related to capitalized software releases were fully amortized in 2017.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK b.	Q2 2018	Q2 2017	Q1 2018
Cost of sales	-0.2	-0.4	-0.3
R&D expenses	-0.3	0.1	-0.4

Total impact	-0.5	-0.3	-0.7

Restructuring charges

Restructuring charges were SEK -1.9 (-1.5) b. Restructuring charges in Q1 2018 were SEK -1.2 b.

Operating income and margin

Operating income increased to SEK 0.2 (-0.5) b. YoY.

Operating income improved sequentially to SEK 0.2 b. from -0.3 b. .

Financial net

Financial net was SEK -0.8 (0.1) b. mainly due to negative revaluation and realization effects of foreign exchange forecast hedging at SEK -0.3 (0.3) b. and negative return on assets. The financial net declined sequentially from SEK -0.5 b. In Q1 2018 the revaluation and realization effects of foreign exchange forecast hedging was SEK -0.1 b.

Taxes

Taxes amounted to SEK -1.2 (0.0) b. in the quarter and were impacted by SEK -0.7 b. as a result of revaluation of deferred tax assets due to a change in Swedish corporate tax rate. Certain profits realized in foreign jurisdictions and adjustments for taxes related to prior periods also impacted taxes negatively.

Net income (loss) and EPS

The losses in net income and the negative EPS diluted increased both YoY and QoQ, following increased taxes and negative financial net, partly offset by improved operating income.

Employees

The number of employees on June 30, 2018, was 95,260 – a net reduction of 2,321 employees in the quarter and of 13,867 employees compared with June 30, 2017. The decrease is mainly a result of activities under the cost reduction program.

Focused strategy execution

The following four measures are indicators of the progress of strategy execution.

Area	Activity	Status Q2 2018
Networks	Transition to new Ericsson Radio System	84% (2017: 61%) YTD accumulated (ERS radio unit deliveries out of total radio unit deliveries)
Digital Services	- Growth in sales of new product portfolio - Addressing critical customer contracts	- Net sales 12 months rolling -14% - Out of 45 contracts identified, in total 16 have been addressed (8 in Q218 isolated)
Managed Services	Addressing low- performing customer contracts	Out of a total of 42 contracts identified, 33 (2 in Q218 isolated) have been addressed to result in an annualized profit improvement of SEK 0.8 b. (Q1 2018: SEK 0.7 b.)

Changes in segment reporting

As of Q2 2018, sales related to Application Development and Maintenance (ADM) and certain sales related to Business Support Solutions (BSS) were moved between the segments Managed Services and Digital Services, with a sales increase in Managed Services and a corresponding sales decrease in Digital Services (net effect of SEK 1.9 b in 2017). The corresponding impact on 2017 gross income was SEK 0.2 b. (positive for Managed Services, negative for Digital Services). Historical data have been restated to reflect the organizational change.

4 Ericsson | Second Quarter Report 2018	Financial highlights

Market area sales

	Second quarter 2018					Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY	QoQ
South East Asia, Oceania and India	5.0	1.1	0.9	0.0	7.0	-3%	9%
North East Asia	3.6	0.8	0.4	0.0	4.8	-19%	41%
North America	11.4	2.1	0.8	0.0	14.3	11%	27%
Europe and Latin America	7.8	2.9	3.4	0.1	14.2	0%	9%
Middle East and Africa	3.0	1.6	1.0	0.0	5.6	-2%	-2%
Other 1)	1.7	0.3	0.0	1.9	3.9	-7%	12%

Total	32.4	8.8	6.5	2.1	49.8	-1%	15%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other

South East Asia, Oceania and India

Sales declined YoY. Large 4G deployments are ongoing, however timing of orders impacted Networks sales negatively YoY. Digital Services sales declined slightly YoY, due to timing of project milestones. Managed Services sales increased, partly driven by a newly signed contract.

North East Asia

Sales declined YoY due to lower Networks sales in Mainland China as a consequence of reduced LTE investments. Digital Services sales declined YoY, due to a telecom core contract delay. Sales in Japan recovered after finalization of spectrum allocations.

North America

Sales increased YoY, primarily in Networks, driven by investments in 5G readiness across all major customers. Digital Services sales declined slightly YoY, due to timing of project milestones.

Europe and Latin America

Sales were stable YoY. Continued sales growth in parts of Europe and Latin America was offset by a decline in certain markets. In addition, Managed Services sales declined YoY as a consequence of addressing non-strategic contracts.

Middle East and Africa

Sales declined slightly YoY. Networks sales were negatively impacted by monetary restrictions in a few markets in the Middle East. The decline was partly offset by growth in Digital Services.

Other

Sales declined YoY, mainly in Media Solutions. IPR licensing revenues amounted to SEK 1.8 (2.0) b.

5 Ericsson | Second Quarter Report 2018	Market area sales

Segment results

Networks

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2018	2017	change	2018	change	2018	2017
Net sales	32.4	31.7	2%	28.6	13%	61.0	63.3
Of which products	22.3	21.3	5%	19.5	15%	41.8	43.1
Of which IPR licensing revenues	1.5	1.7	-11%	1.5	-2%	3.0	3.4
Of which services	10.1	10.4	-3%	9.1	10%	19.2	20.2
Gross income	12.6	10.9	15%	11.1	13%	23.7	20.9
Gross margin	38.8%	34.4%	—	38.9%	—	38.8%	33.0%
Operating income	3.5	3.4	4%	3.4	5%	6.9	6.1
Operating margin	10.9%	10.8%	—	11.8%	—	11.3%	9.7%
Restructuring charges	-0.7	-0.8	-8%	-0.5	56%	-1.2	-2.2

Net sales

Sales as reported increased by 2% YoY. The increase is mainly due to strong growth in North America, driven by investments in 5G readiness. This was partly offset by lower sales in South East Asia, Oceania and India and in the Middle East and North East Asia.

Sales increased by 13% QoQ.

Gross margin

Gross margin increased to 38.8% (34.4%) YoY.

Gross margin was flat QoQ at 38.8%. Higher recognition than deferral of hardware costs impacted gross margin negatively by SEK -0.1 b. QoQ.

Operating margin

Operating margin was flat YoY at 10.9% (10.8%). Restructuring charges were SEK -0.7 (-0.8) b.

Operating margin declined QoQ to 10.9% from 11.8%. The change in net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs was SEK 0.2 b. QoQ.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs
SEK b.	Q2 2018	Q2 2017	Q1 2018
Cost of Sales	-0.2	-0.1	-0.3
R&D expenses	0.2	0.1	0.1

Total impact	0.0	0.0	-0.2

Strategy execution

As presented at the 2017 Capital Markets Day, the target for Networks is to improve the operating margin to 15%-17% by 2020. Three important activities for profitability improvements are to

- invest in R&D to safeguard a leading portfolio

- fully transition the radio unit deliveries to Ericsson Radio System (ERS) for increased competitiveness

- continue to make savings in service delivery and common costs.

The ERS, which was introduced to the market in 2015, has proven to be competitive as well as creating a strong market position. For the first half of 2018, ERS accounted for 84% of total radio unit deliveries. The plan is to have fully transitioned the radio unit deliveries to ERS by the end of 2018.

In the quarter, a divestment of a Spanish fiber service operations, with approximately 600 service engineers, was completed.

6 Ericsson | Second Quarter Report 2018	Segment results | Networks

Digital Services

SEK b.	Q2 2018	Q2 2017	YoY change	Q1 2018	QoQ change	6 months 2018	6 months 2017
Net sales	8.8	9.9	-11%	7.3	22%	16.1	18.0
Of which products	4.5	5.4	-17%	3.9	13%	8.4	9.7
Of which IPR licensing revenues	0.3	0.4	-11%	0.3	-2%	0.7	0.7
Of which services	4.4	4.5	-4%	3.3	32%	7.7	8.3
Gross income	3.5	3.3	5%	2.9	20%	6.4	1.0
Gross margin	39.1%	33.2%	—	39.8%	—	39.5%	5.4%
Operating income (loss)	-2.4	-2.2	6%	-2.6	-9%	-5.0	-11.2
Operating margin	-26.9%	-22.6%	—	-35.9%	—	-30.9%	-62.4%
Restructuring charges	-0.9	-0.5	94%	-0.6	52%	-1.5	-0.7

Net sales

Sales as reported declined by -11% YoY. Legacy product sales continued to decline in the quarter. New product sales declined YoY, mainly due to lower telecom core sales in North East Asia as a consequence of a contract delay. The demand for our 5G-ready and cloud-native products remains strong with several signed contracts in the quarter.

Sales increased by 22% QoQ driven by software and services, following a seasonally weaker Q1, and by increased sales in large transformation projects.

Gross margin

Gross margin improved to 39.1% (33.2%). Reduced amortization of software release development expenses had a positive impact of SEK 0.3 b. on gross income YoY.

Gross margin declined QoQ to 39.1% from 39.8%.

Operating income (loss)

Operating income (loss) decreased YoY to SEK -2.4 (-2.2) b. Operating expenses decreased despite an impact from higher amortized than capitalized development expenses of SEK -0.4 (0.1) b. and impairment losses on trade receivables of SEK -0.2 (0.0) b. Total restructuring charges of SEK -0.9 (-0.5) b. had a negative impact on operating income YoY.

Operating income (loss) improved QoQ to SEK -2.4 b. from -2.6 b.

Net impact from amortization and capitalization of development expenses

SEK b.	Q2 2018	Q2 2017	Q1 2018
Cost of Sales	0.0	-0.3	0.0
R&D expenses	-0.4	0.1	-0.4

Total impact	-0.4	-0.2	-0.4

Strategy execution

As presented at the Capital Markets Day 2017, the target is to turn around Digital Services into low single-digit operating margin by 2020. Cost reduction activities were intensified in the quarter across the areas of service delivery, selling and administrative expenses and R&D. These activities will continue, aiming for simplicity and efficiency. While new ways of working are improving R&D efficiency, at the same time investments continue in a portfolio of 5G-ready and cloud-native products in order to defend current market position and prepare Digital Services for future growth.

A key activity for the turnaround is to manage and complete 34 identified critical multi-year customer contracts and to either exit or complete 11 identified non-strategic contracts. The plan is to complete or exit approximately 50% of the 45 contracts in 2018. 16 contracts have been addressed at the end of Q2 2018.

The ongoing digitalization drives opportunities for operators to reduce costs and be more agile by; automating operations, digitally serving and engaging with customers and building programmable core networks. Consequently, operators increasingly invest in the areas where Digital Services provide solutions. Rolling 12 months, however, sales of the new portfolio declined by -14%, mainly due to lower telecom core sales as a consequence of a contract delay in North East Asia. It is not unusual that such sales vary between quarters.

7 Ericsson | Second Quarter Report 2018	Segment results | Digital Services

Managed Services

SEK b.	Q2 2018	Q2 2017	YoY change	Q1 2018	QoQ change	6 months 2018	6 months 2017
Net sales	6.5	6.7	-2%	5.9	11%	12.4	13.0
Gross income (loss)	0.8	0.0	—	0.5	65%	1.3	-0.5
Gross margin	12.4%	0.3%	—	8.3%	—	10.5%	-4.0%
Operating income (loss)	0.3	-0.3	216%	0.1	199%	0.4	-2.1
Operating margin	4.6%	-3.9%	—	1.7%	—	3.2%	-16.1%
Restructuring charges	-0.1	-0.1	7%	-0.1	141%	-0.2	-0.2

Net sales

Sales as reported decreased by -2% YoY, mainly as a result of contract reviews. Sales in Managed Services IT showed good growth.

Sales as reported increased by 11% QoQ.

Gross margin

Gross margin increased to 12.4% (0.3%) YoY, and sequentially from 8.3%, supported by results of efficiency measures and by reviewed and addressed contracts. In the quarter, positive adjustments of SEK 0.1 b. were made, related to reversal of earlier provisions.

Operating income

Operating income increased to SEK 0.3 (-0.3) b. YoY, due to higher gross margin. Restructuring charges were SEK -0.1 (-0.1) b.

Sequentially, operating income increased due to higher gross margin and higher net sales.

Strategy execution

As part of the focused business strategy, Managed Services has its full attention on turning the business around through addressing low-performing operations and non-strategic contracts as well as improving efficiency in the service delivery process. Investments continue in machine intelligence, automation and analytics in order to further enhance user experience, improve efficiency and better manage the increasingly complex networks of tomorrow.

As presented at the 2017 Capital Markets Day, the ambition for Managed Services is to improve the operating margin to 4%-6% in 2020. In order to focus the business and improve profitability, 42 managed services contracts (out of >300) have been identified for exit, renegotiation or transformation. At the end of Q2 2018, 33 of the 42 contracts have been addressed resulting in an annualized profit improvement of approximately SEK 0.8 b., already fully impacting gross margin.

8 Ericsson | Second Quarter Report 2018	Segment results | Managed Services

Emerging Business and Other (includes Emerging Business, Media Solutions, Red Bee Media and iconectiv)

SEK b.	Q2 2018	Q2 2017	YoY change	Q1 2018	QoQ change	6 months 2018	6 months 2017
Net sales	2.1	2.0	2%	1.7	24%	3.7	3.8
Gross income	0.5	0.4	17%	0.3	44%	0.8	0.8
Gross margin	24.4%	21.3%	—	21.1%	—	22.9%	20.1%
Operating income (loss)	-1.3	-1.5	-11%	-1.2	11%	-2.5	-4.6
Operating margin	-63.5%	-73.0%	—	-71.2%	—	-66.9%	-121.9%
Restructuring charges	-0.1	-0.1	-2%	-0.1	107%	-0.2	-0.2

Net sales

Sales as reported increased by 2% YoY. S. Sales and deliveries started, in the quarter, on a multi-year number portability contract in United States. This contract was awarded to iconectiv in 2015. Sales in Emerging Business continued to grow, driven by IoT.

Sales in the media business (Media Solutions and Red Bee Media) were SEK 1.3 (1.5) b. Media Solutions sales declined YoY, mainly due to lower sales in the discontinued portfolio. Red Bee Media sales declined slightly, mainly due to scope changes in contracts.

Sales increased by 24% QoQ, mainly due to growth in iconectiv, Media Solutions and Red Bee Media.

Gross margin

Gross margin increased YoY to 24.4% (21.3%).

Gross margin increased QoQ to 24.4% from 21.1%.

Operating income (loss)

Operating income improved YoY to SEK -1.3 (-1.5) b. Emerging Business operating income declined YoY, driven by increased investments in line with the strategy.

Results in Media Solutions improved YoY, driven by operational efficiencies, partly offset by costs related to the planned transaction for Media Solutions in Q3 2018.

Operating income declined QoQ to SEK -1.3 from -1.2 b.

Net impact from amortization and capitalization of development expenses

SEK b.	Q2 2018	Q2 2017	Q1 2018
Cost of Sales	0.0	0.0	0.0
R&D expenses	-0.1	-0.1	-0.1

Total impact	-0.1	-0.1	-0.1

Strategy execution

As outlined at the Capital Markets Day in 2017, the target for segment Emerging Business and Other, including iconectiv, is a break-even result by 2020.

Selective investments will continue in Emerging Business to build a position and grow sales in new areas. Main investments are on IoT, UDN (Unified Delivery Network) and Emodo (mobile advertising and data monetization platform) business. Parts of the portfolio are still in an early phase, with focus on generating sales and scale the business, and do not yet cover the required investments, hence resulting in a negative bottom-line. The acquisition of Vidscale, a subcontractor to the Ericsson UDN business, was completed in the quarter and will lower the operational cost for the business.

For the media solutions business, Ericsson is partnering with One Equity Partners (OEP) and retaining a 49% ownership stake. This allows Ericsson to capture the upside of the business while at the same time taking an active part in the expected consolidation of the industry. Activities are accelerated to complete the transaction as planned during Q3 2018. Additional expenses related to the divestment of the media solutions business is estimated to be SEK -0.3 b. in Q3.

For Red Bee Media, the target is to achieve a sustainable profitable business, by continuing to develop and manage the business as an independent and focused media services entity within Ericsson. Operations and services propositions will be further developed, in line with the Red Bee Media tactical and transformational strategic execution plans.

9 Ericsson | Second Quarter Report 2018	Segment results | Emerging Business and Other

Cash flow

SEK b.	Q2 2018	Q2 2017	Q1 2018
Net income reconciled to cash	-0.3	-0.1	-1.0
Changes in operating net assets	1.7	0.1	2.6
Cash flow from operating activities	1.4	0.0	1.6
Cash flow from investing activities	1.6	-2.0	-1.8
Cash flow from financing activities	-3.7	-8.9	-0.1
Effect of exchange rate changes on cash	1.0	-0.6	1.1
Net change in cash and cash equivalents	0.4	-11.5	0.8

Operating activities

Cash flow from operating activities was SEK 1.4 (0.0) b., driven by SEK 1.7 b. of positive change in net operating assets. Trade receivables were reduced, mainly due to good collection. Sales of trade receivables continued to trend downwards and were reduced both QoQ and YoY. Trade payables increased, mainly due to seasonal inventory build-up. Cash outlays related to restructuring charges were SEK -0.8 (-1.1) b. in the quarter.

Investing activities

Cash flow from investing activities excluding interest-bearing securities was SEK -2.1 (-1.3) b. M&A activities were SEK -0.4 (0.0) b., related to an acquisition in Emerging Business. Cash flow from investments in property, plant and equipment was SEK -1.0 (-1.0) b. and capitalized development expenses were SEK -0.3 (-0.3) b. Cash flow from interest-bearing securities was SEK 3.7 (-0.7) b. Together, the above items generated a positive cash flow from investing activities of SEK 1.6 (-2.0) b.

Financing activities

Cash flow from financing activities was negative at SEK -3.7 (-8.9) b. Dividends of SEK 3.3 (3.3) b. were paid out. Net change in cash and cash equivalents was SEK 0.4 (-11.5) b.

10 Ericsson | Second Quarter Report 2018	Cash flow

Financial position

SEK b.	Jun 30 2018	Jun 30 2017	Mar 31 2018
+ Cash and cash equivalents	37.0	21.4	36.7
+ Interest-bearing securities, current	8.3	10.8	5.5
+ Interest-bearing securities, non-current	21.5	22.1	27.1
Gross cash	66.9	54.3	69.3
– Borrowings, current	2.6	3.2	2.6
– Borrowings, non-current	31.1	27.1	31.1
Net cash	33.1	24.0	35.6
Equity	93.6	119.9	93.5
Total assets	265.3	275.2	260.7

Post-employments benefits increased in the quarter, to SEK 27.3 b. from SEK 25.6 b., due to decreased interest rates in Sweden and normal service and interest costs partly offset by return on pension assets and higher interest rates in the UK.

The Swedish defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the DBO would have been approximately SEK 8.5 b. lower as of June 30, 2018.

The average maturity of long-term borrowings as of June 30, 2018, was 3.9 years, a decrease from 4.5 years 12 months earlier.

A credit facility agreement of EUR 250 million was signed with the European Investment Bank (EIB) in the quarter but has not yet been disbursed. The credit facility will mature five years after disbursement.

Debt maturity profile, Parent Company

SEK b.

11 Ericsson | Second Quarter Report 2018	Financial position

Other information

Ericsson’s Nomination Committee appointed

On April 26, 2018, Ericsson announced that the Nomination Committee for the Annual General Meeting 2019 had been appointed in accordance with the Instruction for the Nomination Committee, resolved by the Annual General Meeting 2012. The Nomination Committee consists of: Johan Forssell, Investor AB; Bengt Kjell, AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse; Christer Gardell, Cevian Capital Partners Limited; Anders Oscarsson, AMF Försäkring och Fonder and Ronnie Leten, the Chairman of the Board of Directors. Johan Forssell is the Chairman of the Nomination Committee.

Ericsson signs credit facility agreement with the European Investment Bank

On May 31, 2018, Ericsson announced that it has signed a credit facility of EUR 250 million with the European Investment Bank (EIB). The funding will support research and development activities for 5G and is in line with Ericsson’s focused business strategy. The credit facility will mature five years after disbursement.

POST-CLOSING EVENTS

Ericsson to divest its field services business in Sweden to Transtema Group

On July 11, 2018, Ericsson announced that it has signed an agreement with the Swedish company Transtema Group AB to divest Ericsson Local Services AB (LSS), a subsidiary of Ericsson supplying field service operations and maintenance of fixed and mobile networks in Sweden. This divestment is in line with Ericsson’s business strategy. The transaction is expected to close in the third quarter of 2018 and is subject to customary closing conditions, including regulatory approvals.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

During the second quarter of 2018, Ericsson made sales of communications infrastructure related products and services in Iran to Mobile Communication Company of Iran and MTNIrancell, which generated gross revenues (reported as net sales) of approximately SEK 7 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation, during the second quarter of 2018 would be substantially lower than such gross revenues. Ericsson continuously monitors the international developments as they relate to Iran and its government. While it is under the current circumstances very difficult to comment on possible future engagements, Ericsson always strives to honor its engagements with existing customers in compliance with applicable export controls, sanctions and other laws, rules and regulations

12 Ericsson | Second Quarter Report 2018	Other information

Risk factors

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2017. Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on Ericsson to provide financing, or delayed auctions of spectrum

•	Intense competition from existing competitors as well as new entrants, including IT companies entering the telecommunications market, which could have a material adverse effect on the results

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs

•	Effects on gross margins of the business mix including new network build-outs and new managed services or digital transformation deals with initial transition costs

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence

•	New and ongoing partnerships which may not be successful and expose us to future costs

•	Changes in foreign exchange rates, in particular USD

•	Political unrest and uncertainty in certain markets, as well as escalating trade disputes and sanctions
•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms

•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings

•	Cybersecurity incidents, which may have a material negative impact

•	Rapidly changing technologies and the ways these are brought to the market, which could be disruptive to the business

•	Ericsson is subject to risks associated with the development and implementation of new solutions or technologies under existing customer contracts. The company may not be successful or incur delays in developing or implementing such solutions or technologies, which could result in damage claims and loss of customers which may have an adverse impact on liquidity and results of operations.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargoes applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: October 18, 2018

13 Ericsson | Second Quarter Report 2018	Risk factors

Editor’s note

For further information, please contact:

Carl Mellander Senior Vice President, Chief Financial Officer Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 99, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

14 Ericsson | Second Quarter Report 2018	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2017.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

15 Ericsson | Second Quarter Report 2018	Forward-looking statements

Financial statements and

other information

16 Ericsson | Second Quarter Report 2018	Financial statements and other information

Financial statements

Consolidated income statement

	Apr-Jun			Jan-Jun
SEK million	2018	2017	Change	2018	2017	Change

Net sales	49,808	50,281	-1%	93,219	98,084	-5%
Cost of sales	-32,475	-35,652	-9%	-61,028	-75,954	-20%

Gross income	17,333	14,629	18%	32,191	22,130	45%
Gross margin (%)	34.8%	29.1%		34.5%	22.6%

Research and development expenses	-9,783	-8,364	17%	-18,856	-17,430	8%
Selling and administrative expenses	-7,053	-6,818	3%	-13,209	-15,041	-12%
Impairment losses on trade receivables 1)	-369	-235	57%	-397	-1,875	-79%

Operating expenses	-17,205	-15,417	12%	-32,462	-34,346	-5%

Other operating income and expenses	11	239		95	380
Shares in earnings of JV and associated companies	26	12		29	23

Operating income (loss)	165	-537	-131%	-147	-11,813	-99%

Financial income	275	-27		203	-109
Financial expenses	-1,085	83		-1,554	-267

Income after financial items	-645	-481	34%	-1,498	-12,189	-88%

Taxes	-1,157	24		-1,029	1,706

Net income (loss)	-1,802	-457	294%	-2,527	-10,483	-76%

Net income (loss) attributable to:
Stockholders of the Parent Company	-1,885	-471		-2,722	-10,539
Non-controlling interests	83	14		195	56

Other information
Average number of shares, basic (million)	3,290	3,275		3,288	3,273
Earnings (loss) per share, basic (SEK) 2)	-0.58	-0.14		-0.83	-3.22
Earnings (loss) per share, diluted (SEK) 3)	-0.58	-0.14		-0.83	-3.22

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Apr-Jun		Jan-Jun
SEK million	2018	2017	2018	2017

Net income (loss)	-1,802	-457	-2,527	-10,483

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	123	574	-726	972
Revaluation of borrowings due to change in credit risk	8	—	66	—
Tax on items that will not be reclassified to profit or loss	-186	-160	-53	-329

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	—	41	—	73
Reclassification adjustments on gains/losses included in profit or loss	—	2	—	5
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	2
Changes in cumulative translation adjustments	1,742	-2,773	3,041	-2,795
Share of other comprehensive income on JV and associated companies	9	-9	20	1
Tax on items that may be reclassified to profit or loss	—	-9	—	-18

Total other comprehensive income (loss), net of tax	1,696	-2,334	2,348	-2,089

Total comprehensive income (loss)	-106	-2,791	-179	-12,572

Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	-216	-2,766	-416	-12,612
Non-controlling interest	110	-25	237	40

17 Ericsson | Second Quarter Report 2018	Financial statements

Consolidated balance sheet

SEK million	Jun 30 2018	Mar 31 2018	Dec 31 2017

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	5,458	4,229	4,593
Goodwill	30,145	28,777	27,815
Intellectual property rights, brands and other intangible assets	3,883	3,853	4,148

Property, plant and equipment	12,894	12,912	12,857

Financial assets
Equity in JV and associated companies	658	630	624
Other investments in shares and participations	1,587	1,302	1,279
Customer finance, non-current	1,367	1,845	2,178
Interest-bearing securities, non-current	21,501	27,104	25,105
Other financial assets, non-current	6,805	5,192	5,897

Deferred tax assets	23,573	23,822	21,963

	107,871	109,666	106,459

Current assets
Inventories	30,050	29,009	25,547
Contract assets	12,460	11,712	13,120

Trade receivables	41,580	42,455	48,105
Customer finance, current	1,664	1,709	1,753
Other current receivables	26,344	23,980	22,301

Interest-bearing securities, current	8,304	5,453	6,713
Cash and cash equivalents	37,049	36,697	35,884

	157,451	151,015	153,423

Total assets	265,322	260,681	259,882

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	92,689	92,703	96,935
Non-controlling interest in equity of subsidiaries	871	763	636

	93,560	93,466	97,571

Non-current liabilities
Post-employment benefits	27,306	25,646	25,009
Provisions, non-current	2,819	2,597	3,596
Deferred tax liabilities	1,332	1,325	901
Borrowings, non-current	31,131	31,134	30,500
Other non-current liabilities	4,549	2,792	2,776

	67,137	63,494	62,782

Current liabilities
Provisions, current	6,715	6,435	6,283
Borrowings, current	2,642	2,554	2,545
Contract liabilities	30,959	30,391	29,076
Trade payables	28,563	26,453	26,320
Other current liabilities	35,746	37,888	35,305

	104,625	103,721	99,529

Total equity and liabilities	265,322	260,681	259,882

Of which interest-bearing liabilities	33,773	33,688	33,045

Assets pledged as collateral	5,702	5,148	5,215
Contingent liabilities	1,363	1,412	1,561

18 Ericsson | Second Quarter Report 2018	Financial statements

Consolidated statement of cash flows

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2018	2017	2018	2017	2017

Operating activities
Net income (loss)	-1,802	-457	-2,527	-10,483	-32,433
Adjustments to reconcile net income to cash
Taxes	-1,071	-1,826	-3,386	-5,938	-9,064
Earnings/dividends in JV and associated companies	-19	-8	-15	-15	56
Depreciation, amortization and impairment losses	2,065	2,197	3,956	7,628	27,892
Other	568	-48	708	479	440

Net income reconciled to cash	-259	-142	-1,264	-8,329	-13,109

Changes in operating net assets
Inventories	-1,910	-1,492	-4,723	-4,698	4,719
Customer finance, current and non-current	547	1,140	947	306	798
Trade receivables and contract assets	1,661	184	8,977	3,002	1,379
Trade payables	1,252	19	654	382	1,886
Provisions and post-employment benefits	478	315	-369	4,951	4,755
Contract liabilities	-233	-573	524	4,234	5,024
Other operating assets and liabilities, net	-94	550	-1,731	-1,388	4,149

	1,701	143	4,279	6,789	22,710

Cash flow from operating activities	1,442	1	3,015	-1,540	9,601

Investing activities
Investments in property, plant and equipment	-951	-1,018	-1,807	-2,033	-3,877
Sales of property, plant and equipment	52	37	175	106	1,016
Acquisitions/divestments of subsidiaries and other operations, net	-431	9	-880	12	276
Product development	-325	-315	-579	-1,180	-1,444
Other investing activities	-398	-42	-237	68	-463
Interest-bearing securities	3,656	-676	3,122	-12,562	-11,578

Cash flow from investing activities	1,603	-2,005	-206	-15,589	-16,070

Cash flow before financing activities	3,045	-2,004	2,809	-17,129	-6,469

Financing activities
Dividends paid	-3,289	-3,274	-3,289	-3,278	-3,424
Other financing activities	-383	-5,636	-477	5,266	8,902

Cash flow from financing activities	-3,672	-8,910	-3,766	1,988	5,478

Effect of exchange rate changes on cash	980	-594	2,123	-379	-91

Net change in cash and cash equivalents	353	-11,508	1,166	-15,520	-1,082

Cash and cash equivalents, beginning of period	36,697	32,954	35,884	36,966	36,966

Cash and cash equivalents, end of period	37,050	21,446	37,050	21,446	35,884

19 Ericsson | Second Quarter Report 2018	Financial statements

Consolidated statement

of changes in equity

	Jan-Jun		Jan-Dec
SEK million	2018	2017	2017

Opening balance 1)	97,571	135,257	135,257
Opening balance adjustment due to IFRS 9	-983	—	—

Adjusted opening balance	96,588	135,257	135,257

Total comprehensive income (loss)	-179	-12,572	-35,232
Sale/repurchase of own shares	49	34	-5
Stock issue (net)	—	15	15
Long-term variable compensation plans	391	431	885
Dividends paid	-3,289	-3,278	-3,424
Transactions with non-controlling interests	—	—	75

Closing balance	93,560	119,887	97,571

1)	The opening balance adjustment for IFRS 15 on initial application date (January 1, 2016) was SEK -4,353 million. Opening balances of 2017 and 2018 have been restated for IFRS 15.

Consolidated income statement

- isolated quarters

	2018		2017
Isolated quarters, SEK million	Q2	Q1	Q4		Q3	Q2	Q1

Net sales	49,808	43,411	57,881		49,413	50,281	47,803
Cost of sales	-32,475	-28,553	-45,365		-36,132	-35,652	-40,302

Gross income	17,333	14,858	12,516		13,281	14,629	7,501
Gross margin (%)	34.8%	34.2%	21.6%		26.9%	29.1%	15.7%

Research and development expenses	-9,783	-9,073	-9,938		-10,519	-8,364	-9,066
Selling and administrative expenses	-7,053	-6,156	-8,245		-5,741	-6,818	-8,223
Impairment losses on trade receivables 1)	-369	-28	-680		-1,094	-235	-1,640

Operating expenses	-17,205	-15,257	-18,863		-17,354	-15,417	-18,929

Other operating income and expenses	11	84	-12,926	2)	415	239	141
Shares in earnings of JV and associated companies	26	3	-5		6	12	11

Operating income (loss)	165	-312	-19,278		-3,652	-537	-11,276

Financial income	275	-72	-124		-139	-27	-82
Financial expenses	-1,085	-469	-394		-182	83	-350

Income after financial items	-645	-853	-19,796		-3,973	-481	-11,708

Taxes	-1,157	128	1,303		516	24	1,682

Net income (loss)	-1,802	-725	-18,493		-3,457	-457	-10,026

Net income (loss) attributable to:
Stockholders of the Parent Company	-1,885	-837	-18,476		-3,561	-471	-10,068
Non-controlling interests	83	112	-17		104	14	42

Other information
Average number of shares, basic (million)	3,290	3,286	3,283		3,279	3,275	3,272
Earnings (loss) per share, basic (SEK) 3)	-0.58	-0.25	-5.63		-1.09	-0.14	-3.08
Earnings (loss) per share, diluted (SEK) 4)	-0.58	-0.25	-5.63		-1.09	-0.14	-3.08

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.
2)	Includes write-down of goodwill of SEK -13.0 billion.
3)	Based on net income (loss) attributable to stockholders of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

20 Ericsson | Second Quarter Report 2018	Financial statements

Consolidated statement

of cash flows - isolated quarters

	2018		2017
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income (loss)	-1,802	-725	-18,493	-3,457	-457	-10,026
Adjustments to reconcile net income to cash
Taxes	-1,071	-2,315	-1,803	-1,323	-1,826	-4,112
Earnings/dividends in JV and associated companies	-19	4	-2	73	-8	-7
Depreciation, amortization and impairment losses	2,065	1,891	16,118	4,146	2,197	5,431
Other	568	140	179	-218	-48	527

Net income reconciled to cash	-259	-1,005	-4,001	-779	-142	-8,187

Changes in operating net assets
Inventories	-1,910	-2,813	8,356	1,061	-1,492	-3,206
Customer finance, current and non-current	547	400	36	456	1,140	-834
Trade receivables and contract assets	1,661	7,316	-2,246	623	184	2,818
Trade payables	1,252	-598	2,565	-1,061	19	363
Provisions and post-employment benefits	478	-847	412	-608	315	4,636
Contract liabilities	-233	757	2,700	-1,910	-573	4,807
Other operating assets and liabilities, net	-94	-1,637	3,337	2,200	550	-1,938

	1,701	2,578	15,160	761	143	6,646

Cash flow from operating activities	1,442	1,573	11,159	-18	1	-1,541

Investing activities
Investments in property, plant and equipment	-951	-856	-1,105	-739	-1,018	-1,015
Sales of property, plant and equipment	52	123	898	12	37	69
Acquisitions/divestments of subsidiaries and other operations, net	-431	-449	-107	371	9	3
Product development	-325	-254	-138	-126	-315	-865
Other investing activities	-398	161	-573	42	-42	110
Interest-bearing securities	3,656	-534	-2,772	3,756	-676	-11,886

Cash flow from investing activities	1,603	-1,809	-3,797	3,316	-2,005	-13,584

Cash flow before financing activities	3,045	-236	7,362	3,298	-2,004	-15,125

Financing activities
Dividends paid	-3,289	—	-1	-145	-3,274	-4
Other financing activities	-383	-94	2,073	1,563	-5,636	10,902

Cash flow from financing activities	-3,672	-94	2,072	1,418	-8,910	10,898

Effect of exchange rate changes on cash	980	1,143	240	48	-594	215

Net change in cash and cash equivalents	353	813	9,674	4,764	-11,508	-4,012

Cash and cash equivalents, beginning of period	36,697	35,884	26,210	21,446	32,954	36,966

Cash and cash equivalents, end of period	37,050	36,697	35,884	26,210	21,446	32,954

21 Ericsson | Second Quarter Report 2018	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31,2017 and should be read in conjunction with that annual report, with exception for the accounting policies described below.

New standards as from January 1, 2018

Two new IFRS standards are effective as from January 1, 2018, IFRS 9 “Financial instruments” and IFRS 15 “Revenue from Customer Contracts”.

Presentation in the financial statements

For IFRS 15 the Company has adopted the full retrospective method for transition, which mean that prior year comparatives have been restated and equity has been adjusted at the initial application date (January 1, 2016). The Company has applied IFRS 9 retrospectively on the required effective date, January 1, 2018. The 2018 opening balances have been adjusted, but the previous periods have not been restated.

Based on the new requirements under IFRS 15, contract assets and contract liabilities have been added as new lines in the consolidated balance sheet and statement of cash flow. Previously, contract assets were reported as trade receivables and contract liabilities were reported as deferred revenue and as advances from customers within other current liabilities. Due to IFRS 9, impairment losses on trade receivables are reported on a separate line in the consolidated income statement. Previously, these losses have been reported as Selling and administrative expenses. In the statement of comprehensive income, a new line has been added for revaluation of borrowings due to changes in credit risk. A new line has been added to the consolidated statement of equity showing the adjustment to the opening balance.

The prior periods financial statements and key ratios presented in this quarterly report have been restated to reflect adoption of these new standards.

Accounting policy – IFRS 9 “Financial instruments”

Financial assets

The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the characteristics of the asset and the business model in which it is held.

Financial assets at amortized cost

Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances.

Financial assets at fair value through other comprehensive income (FVOCI)

Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement.

Financial assets at fair value through profit or loss (FVTPL)

All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term. Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets. Debt instruments classified as FVTPL, but not held for trading, are classified on the balance sheet based on their maturity date (i.e. those with a maturity longer than one year are classified as non-current). Investments in shares and participations are classified as FVTPL and classified as non-current financial assets.

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives and customer financing) are presented in the income statement within Financial income in the period in which they arise. Gains and losses on derivatives are presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction. Gains and losses on customer financing are presented in the income statement as Selling expenses.

Impairment in relation to financial assets

At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). Allowances for trade receivables and contract assets are always equal to lifetime ECL. The loss is recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.

Borrowings

Borrowings by the Parent Company are designated FVTPL because they are managed and evaluated on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to change in credit risk which are recognized in Other comprehensive income.

22 Ericsson | Second Quarter Report 2018	Additional information

Summary of changes to classification of financial assets and financial liabilities

Type of asset	IAS 39 classification	IFRS 9 classification	Reason for IFRS 9 classification
Cash equivalents, interest-bearing securities, and derivatives (held for trading)	FVTPL	FVTPL	Held for trading portfolios are classified as FVTPL (no change).

Cash equivalents (not held for trading)	Loans and receivables	Amortized cost	These assets are held to collect contractual cash flows.

Interest-bearing securities (not held for trading)	Available-for-sale	FVTPL	These assets are not held for trading but are managed and evaluated on a fair value basis.

Trade receivables	Loans and receivables	FVOCI	Trade receivables are managed in a business model whose objective is achieved through both collection of contractual cash flows and selling of assets.

Customer financing	Loans and receivables	FVTPL	Customer finance assets are managed in a business model with the objective to realize cash flows through the sale of assets.

Investments in shares and participations (equity instruments)	Available-for-sale	FVTPL	This is an accounting policy choice under IFRS 9.

Borrowings by parent company	Amortized cost	Designated FVTPL	These borrowings are managed and evaluated on a fair value basis.

Fair value hedging and fair value hedge accounting

Fair value hedge accounting is no longer applied as of January 1, 2018.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

– The expected credit losses.

– The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

Accounting policy – IFRS 15 “Revenue from Contracts with Customers”

IFRS 15, “Revenue from Contracts with Customers” establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The following paragraphs describes the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The vast majority of Ericsson’s business is for the sale of standard products and services.

Standard products and services

Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.

Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site and for software sales, when the licenses are made available to the customer. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control. Revenue for installation and integration services is recognized upon completion of the service.

Transaction prices under these contracts are mostly billed upon delivery of the hardware or software, and completion of installation services, although a proportion may be billed upon formal acceptance of the related installation services. This will result in a contract asset for the proportion of the transaction price that is not yet billed.

Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, generally pro-rata over time. Transaction prices under these contracts are billed over time, often on a quarterly basis. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears.

Contract for standard products and services applies to business in all segments.

Customized solution

Some products and services are sold together as part of a customized solution to the customer. This type of contract requires significant installation and integration services to be delivered within the solution, normally over a period of more than 1 year. These products and services are viewed together as a combined performance obligation. This type of contract is usually sold as a firm contract in which the scope of the solution and obligations of both parties are clearly defined for the duration of the contract.

23 Ericsson | Second Quarter Report 2018	Additional information

Revenue for the combined performance obligation shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. This method is considered appropriate as it reflects the nature of the customized solution and how integration service is delivered in these projects. Formal acceptance term is considered a key indicator of transfer of control for a customized solution and shall therefore be obtained prior to recognizing revenue. If the criteria above are not met, then all revenue shall be recognized upon the completion of the customized solution, when final acceptance is provided by the customer.

Transaction price under these contracts are represented by progress payments or billing milestones as defined in the contracts. In most cases, revenue recognized is limited to the progress payments or unconditional billing milestones over the duration of the contract, therefore no contract asset or contract liability arises on these contracts. In some contracts, revenue may be recognized in advance of billing milestones if enforceable payment rights exist at all times over the contract duration. This will result in a contract asset balance until billing milestones are reached.

Contract for customized solution applies to the Business Support Systems (BSS) business within the segment Digital Services and the Media Solutions business within the segment Emerging Business and Other.

Intellectual Property Rights (IPR)

This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access Ericsson intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occurs.

The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time.

As described in Note C3 “Segment Information” of the Annual Report 2017, revenue from IPR licensing contracts are allocated to the segments Networks and Digital Services.

Impact of IFRS 9 and IFRS 15 on balance sheet items

	As reported at 31.12 2017	IFRS 15 restatement	Restated balance at 31.12.2017	IFRS 9 adjustment	Adjusted balance at 1.1.2018

ASSETS
Non-current assets
Deferred tax assets	21,228	735	21,963	288	22,251

Current assets
Inventories	24,960	587	25,547	—	25,547
Contract assets	—	13,120	13,120	—	13,120
Trade receivables	63,210	–15,105	48,105	–1,240	46,865

EQUITY AND LIABILITIES
Equity
Stockholder’s equity	99,540	–2,605	96,935	–983	95,952

Non-current liabilities
Borrowings, non-current	30,500	—	30,500	31	30,531

Current liabilities
Provisions	6,350	–67	6,283	—	6,283
Contract liabilities	—	29,076	29,076	—	29,076
Other current liabilities	62,370	–27,065	35,305	—	35,305

Segment reporting

Changes applied in Q1 2018

As of Q1 2018, sales related to 3PP routing business are reported in Networks (earlier Digital Services). Comparative periods have been restated to reflect this change. In Q1 2018, these sales were SEK 151 (160) million.

Changes applied in Q2 2018

As of Q2 2018, sales related to Application Development and Maintenance (ADM) and certain sales related to Business Support Solution (BSS) was moved between segments Managed Services and Digital Services, with increased sales in Managed Services and a corresponding sales decrease in Digital Services (net effect of SEK 1.9 b in 2017). The corresponding impact on 2017 gross income was SEK 0.2 b (positive for Managed Services, negative for Digital Services). Historical data has been restated to reflect the organizational change.

24 Ericsson | Second Quarter Report 2018	Additional information

Net sales by segment by quarter
	2018		2017
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	32,393	28,602	37,077	31,871	31,699	31,638
Of which Products	22,319	19,473	25,404	21,734	21,281	21,858
Of which Services	10,074	9,129	11,673	10,137	10,418	9,780
Digital Services	8,833	7,262	11,820	8,930	9,901	8,101
Of which Products	4,467	3,947	6,452	4,859	5,370	4,327
Of which Services	4,366	3,315	5,368	4,071	4,531	3,774
Managed Services	6,528	5,896	6,898	6,618	6,673	6,283
Emerging Business and Other	2,054	1,651	2,086	1,994	2,008	1,781

Total	49,808	43,411	57,881	49,413	50,281	47,803

	2018		2017
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	13%	-23%	16%	1%	0%	—
Of which Products	15%	-23%	17%	2%	-3%	—
Of which Services	10%	-22%	15%	-3%	7%	—
Digital Services	22%	-39%	32%	-10%	22%	—
Of which Products	13%	-39%	33%	-10%	24%	—
Of which Services	32%	-38%	32%	-10%	20%	—
Managed Services	11%	-15%	4%	-1%	6%	—
Emerging Business and Other	24%	-21%	5%	-1%	13%	—

Total	15%	-25%	17%	-2%	5%	—

	2018		2017
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2%	-10%	—	—	—	—
Of which Products	5%	-11%	—	—	—	—
Of which Services	-3%	-7%	—	—	—	—
Digital Services	-11%	-10%	—	—	—	—
Of which Products	-17%	-9%	—	—	—	—
Of which Services	-4%	-12%	—	—	—	—
Managed Services	-2%	-6%	—	—	—	—
Emerging Business and Other	2%	-7%	—	—	—	—

Total	-1%	-9%	—	—	—	—

	2018		2017
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	60,995	28,602	132,285	95,208	63,337	31,638
Of which Products	41,792	19,473	90,277	64,873	43,139	21,858
Of which Services	19,203	9,129	42,008	30,335	20,198	9,780
Digital Services	16,095	7,262	38,752	26,932	18,002	8,101
Of which Products	8,414	3,947	21,008	14,556	9,697	4,327
Of which Services	7,681	3,315	17,744	12,376	8,305	3,774
Managed Services	12,424	5,896	26,472	19,574	12,956	6,283
Emerging Business and Other	3,705	1,651	7,869	5,783	3,789	1,781

Total	93,219	43,411	205,378	147,497	98,084	47,803

	2018		2017
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-4%	-10%	-6%	—	—	—
Of which Products	-3%	-11%	-4%	—	—	—
Of which Services	-5%	-7%	-8%	—	—	—
Digital Services	-11%	-10%	-9%	—	—	—
Of which Products	-13%	-9%	-10%	—	—	—
Of which Services	-8%	-12%	-8%	—	—	—
Managed Services	-4%	-6%	-8%	—	—	—
Emerging Business and Other	-2%	-7%	-9%	—	—	—

Total	-5%	-9%	-7%	—	—	—

25 Ericsson | Second Quarter Report 2018	Additional information

Gross income (loss) and gross margin by segment by quarter

Isolated quarters,	2018		2017
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	12,565	11,127	11,849	10,654	10,894	10,031
Digital Services	3,458	2,892	1,114	2,620	3,289	-2,324
Managed Services	809	491	-691	-360	19	-542
Emerging Business and Other	501	348	245	367	427	336

Total	17,333	14,858	12,517	13,281	14,629	7,501

Isolated quarters,	2018		2017
As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	38.8%	38.9%	32.0%	33.4%	34.4%	31.7%
Digital Services	39.1%	39.8%	9.4%	29.3%	33.2%	-28.7%
Managed Services	12.4%	8.3%	-10.0%	-5.4%	0.3%	-8.6%
Emerging Business and Other	24.4%	21.1%	11.7%	18.4%	21.3%	18.9%

Total	34.8%	34.2%	21.6%	26.9%	29.1%	15.7%

Year to date,	2018		2017
SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	23,692	11,127	43,428	31,579	20,925	10,031
Digital Services	6,350	2,892	4,699	3,585	965	-2,324
Managed Services	1,300	491	-1,574	-883	-523	-542
Emerging Business and Other	849	348	1,375	1,130	763	336

Total	32,191	14,858	47,928	35,411	22,130	7,501

Year to date,	2018		2017
As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	38.8%	38.9%	32.8%	33.2%	33.0%	31.7%
Digital Services	39.5%	39.8%	12.1%	13.3%	5.4%	-28.7%
Managed Services	10.5%	8.3%	-5.9%	-4.5%	-4.0%	-8.6%
Emerging Business and Other	22.9%	21.1%	17.5%	19.5%	20.1%	18.9%

Total	34.5%	34.2%	23.3%	24.0%	22.6%	15.7%

26 Ericsson | Second Quarter Report 2018	Additional information

Operating income (loss) and operating margin by segment by quarter

Isolated quarters,	2018		2017
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3,544	3,371	1,945	2,375	3,424	2,711
Digital Services	-2,374	-2,607	-12,271	-3,770	-2,237	-9,004
Managed Services	299	100	-1,275	-727	-258	-1,829
Emerging Business and Other	-1,304	-1,176	-7,677	-1,530	-1,466	-3,154

Total	165	-312	-19,278	-3,652	-537	-11,276

Isolated quarters,	2018		2017
As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	10.9%	11.8%	5.2%	7.5%	10.8%	8.6%
Digital Services	-26.9%	-35.9%	-103.8%	-42.2%	-22.6%	-111.1%
Managed Services	4.6%	1.7%	-18.5%	-11.0%	-3.9%	-29.1%
Emerging Business and Other	-63.5%	-71.2%	-368.0%	-76.7%	-73.0%	-177.1%

Total	0.3%	-0.7%	-33.3%	-7.4%	-1.1%	-23.6%

Year to date,	2018		2017
SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,915	3,371	10,455	8,510	6,135	2,711
Digital Services	-4,981	-2,607	-27,282	-15,011	-11,241	-9,004
Managed Services	399	100	-4,089	-2,814	-2,087	-1,829
Emerging Business and Other	-2,480	-1,176	-13,827	-6,150	-4,620	-3,154

Total	-147	-312	-34,743	-15,465	-11,813	-11,276

Year to date	2018		2017
As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11.3%	11.8%	7.9%	8.9%	9.7%	8.6%
Digital Services	-30.9%	-35.9%	-70.4%	-55.7%	-62.4%	-111.1%
Managed Services	3.2%	1.7%	-15.4%	-14.4%	-16.1%	-29.1%
Emerging Business and Other	-66.9%	-71.2%	-175.7%	-106.3%	-121.9%	-177.1%

Total	-0.2%	-0.7%	-16.9%	-10.5%	-12.0%	-23.6%

27 Ericsson | Second Quarter Report 2018	Additional information

Net sales by market area by quarter

	2018		2017
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6,981	6,379	7,844	7,858	7,234	8,410
North East Asia	4,764	3,385	6,465	5,653	5,901	5,564
North America	14,337	11,317	14,685	12,319	12,970	12,027
Europe and Latin America 1) 2)	14,174	13,061	16,939	13,430	14,231	12,201
Middle East and Africa	5,626	5,765	7,581	6,297	5,731	5,356
Other 1) 2)	3,926	3,504	4,367	3,856	4,214	4,245

Total	49,808	43,411	57,881	49,413	50,281	47,803

1) Of which in Sweden	596	915	872	660	785	1,017
2) Of which in EU	8,619	8,522	10,822	8,635	8,687	8,328

	2018		2017
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	9%	-19%	0%	9%	-14%	—
North East Asia	41%	-48%	14%	-4%	6%	—
North America	27%	-23%	19%	-5%	8%	—
Europe and Latin America 1) 2)	9%	-23%	26%	-6%	17%	—
Middle East and Africa	-2%	-24%	20%	10%	7%	—
Other 1) 2)	12%	-20%	13%	-8%	-1%	—

Total	15%	-25%	17%	-2%	5%	—

1) Of which in Sweden	-35%	5%	32%	-16%	-23%	—
2) Of which in EU	1%	-21%	25%	-1%	4%	—

	2018		2017
Year-over-year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-3%	-24%	—	—	—	—
North East Asia	-19%	-39%	—	—	—	—
North America	11%	-6%	—	—	—	—
Europe and Latin America 1) 2)	0%	7%	—	—	—	—
Middle East and Africa	-2%	8%	—	—	—	—
Other 1) 2)	-7%	-17%	—	—	—	—

Total	-1%	-9%	—	—	—	—

1) Of which in Sweden	-24%	-10%	—	—	—	—
2) Of which in EU	-1%	2%	—	—	—	—

	2018		2017
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	13,360	6,379	31,346	23,502	15,644	8,410
North East Asia	8,149	3,385	23,583	17,118	11,465	5,564
North America	25,654	11,317	52,001	37,316	24,997	12,027
Europe and Latin America 1) 2)	27,235	13,061	56,801	39,862	26,432	12,201
Middle East and Africa	11,391	5,765	24,965	17,384	11,087	5,356
Other 1) 2)	7,430	3,504	16,682	12,315	8,459	4,245

Total	93,219	43,411	205,378	147,497	98,084	47,803

1) Of which in Sweden	1,511	915	3,334	2,462	1,802	1,017
2) Of which in EU	17,141	8,522	36,472	25,650	17,015	8,328

Year to date, year-over-year change,	2018		2017
percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-15%	-24%	0%	—	—	—
North East Asia	-29%	-39%	-13%	—	—	—
North America	3%	-6%	1%	—	—	—
Europe and Latin America 1) 2)	3%	7%	-9%	—	—	—
Middle East and Africa	3%	8%	-9%	—	—	—
Other 1) 2)	-12%	-17%	-18%	—	—	—

Total	-5%	-9%	-7%	—	—	—

1) Of which in Sweden	-16%	-10%	-1%	—	—	—
2) Of which in EU	1%	2%	-6%	—	—	—

28 Ericsson | Second Quarter Report 2018	Additional information

Top 5 countries in sales

Country	Q2		Jan-Jun
Percentage of Net sales	2018	2017	2018	2017

United States	30%	28%	29%	27%
China	6%	9%	5%	8%
India	5%	4%	5%	5%
Australia	3%	4%	3%	4%
Japan	3%	2%	3%	3%

Net sales by market area by segment
	Q2 2018					Jan-Jun 2018
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total

South East Asia, Oceania and
India	4,987	1,077	915	2	6,981	9,406	2,304	1,640	10	13,360
North East Asia	3,596	792	368	8	4,764	5,839	1,524	754	32	8,149
North America	11,358	2,136	822	21	14,337	20,706	3,482	1,417	49	25,654
Europe and Latin America	7,753	2,908	3,434	79	14,174	15,203	5,207	6,678	147	27,235
Middle East and Africa	3,034	1,594	990	8	5,626	6,529	2,915	1,935	12	11,391
Other	1,665	326	-1	1,936	3,926	3,312	663	—	3,455	7,430

Total	32,393	8,833	6,528	2,054	49,808	60,995	16,095	12,424	3,705	93,219

Share of total	65%	18%	13%	4%	100%	66%	17%	13%	4%	100%

	Q2 2018
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total

South East Asia, Oceania and
India	13%	-12%	26%	-75%	9%
North East Asia	60%	8%	-5%	-67%	41%
North America	22%	59%	38%	-25%	27%
Europe and Latin America	4%	26%	6%	16%	9%
Middle East and Africa	-13%	21%	5%	100%	-2%
Other	1%	-3%	—	27%	12%

Total	13%	22%	11%	24%	15%

	Q2 2018					Jan-Jun 2018

Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total

South East Asia, Oceania and
India	-5%	-12%	18%	-33%	-3%	-19%	-5%	6%	233%	-15%
North East Asia	-5%	-52%	-17%	700%	-19%	-28%	-39%	-11%	967%	-29%
North America	15%	-2%	-8%	-19%	11%	8%	-11%	-19%	-4%	3%
Europe and Latin America	1%	-1%	-3%	84%	0%	8%	-5%	-2%	116%	3%
Middle East and Africa	-5%	5%	-3%	—	-2%	5%	2%	-4%	—	3%
Other	-12%	-14%	—	0%	-7%	-18%	-13%	—	-6%	-12%

Total	2%	-11%	-2%	2%	-1%	-4%	-11%	-4%	-2%	-5%

29 Ericsson | Second Quarter Report 2018	Additional information

IPR licensing revenues by segment by quarter

Isolated quarters,	2018		2017
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,486	1,522	1,731	1,640	1,670	1,724
Digital Services	326	334	380	360	366	379

Total	1,812	1,856	2,111	2,000	2,036	2,103

	2018		2017
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3,008	1,522	6,765	5,034	3,394	1,724
Digital Services	660	334	1,485	1,105	745	379

Total	3,668	1,856	8,250	6,139	4,139	2,103

Provisions

	2018		2017
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	9,030	9,879	9,514	10,357	10,514	6,320
Additions	1,974	1,315	2,769	1,942	1,403	6,365
Utilization/Cash out	-1,486	-2,216	-2,186	-2,626	-1,324	-2,085
Of which restructuring	-832	-1,424	-1,204	-1,461	-1,075	-1,586
Reversal of excess amounts	-191	-117	-199	-32	-65	-66
Reclassification, translation difference and other	207	169	-19	-127	-171	-20

Closing balance	9,534	9,030	9,879	9,514	10,357	10,514

Of which restructuring	4,029	3,524	4,043	3,458	4,003	4,059

	2018		2017
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	9,879	9,879	6,320	6,320	6,320	6,320
Additions	3,289	1,315	12,479	9,710	7,768	6,365
Utilization/Cash out	-3,702	-2,216	-8,221	-6,035	-3,409	-2,085
Of which restructuring	-2,256	-1,424	-5,326	-4,122	-2,661	-1,586
Reversal of excess amounts	-308	-117	-362	-163	-131	-66
Reclassification, translation difference and other	376	169	-337	-318	-191	-20

Closing balance	9,534	9,030	9,879	9,514	10,357	10,514

Of which restructuring	4,029	3,524	4,043	3,458	4,003	4,059

30 Ericsson | Second Quarter Report 2018	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2018		2017
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	951	856	1,105	739	1,018	1,015
Capitalized development expenses	325	254	138	126	315	865
Goodwill, IPR, brands and other intangible assets	124	421	315	1	19	1

Total	1,400	1,531	1,558	866	1,352	1,881

Depreciation, amortization and impairment losses
Property, plant and equipment	1,080	928	1,284	2,894	1,061	1,075
Capitalized development expenses	635	616	881	874	690	2,481
Goodwill, IPR, brands and other intangible assets	350	347	13,953	378	446	1,875

Total	2,065	1,891	16,118	4,146	2,197	5,431

	2018		2017
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	1,807	856	3,877	2,772	2,033	1,015
Capitalized development expenses	579	254	1,444	1,306	1,180	865
Goodwill, IPR, brands and other intangible assets	545	421	336	21	20	1

Total	2,931	1,531	5,657	4,099	3,233	1,881

Depreciation, amortization and impairment losses
Property, plant and equipment	2,008	928	6,314	5,030	2,136	1,075
Capitalized development expenses	1,251	616	4,926	4,045	3,171	2,481
Goodwill, IPR, brands and other intangible assets	697	347	16,652	2,699	2,321	1,875

Total	3,956	1,891	27,892	11,774	7,628	5,431

31 Ericsson | Second Quarter Report 2018	Additional information

Other information

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2018	2017	2018	2017	2017

Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	43	58	43	58	50
Number of shares outstanding, basic, end of period (million)	3,291	3,276	3,291	3,276	3,284
Numbers of shares outstanding, diluted, end of period (million)	3,323	3,319	3,323	3,319	3,324
Average number of treasury shares (million)	44	58	46	59	56
Average number of shares outstanding, basic (million)	3,290	3,275	3,288	3,273	3,277
Average number of shares outstanding, diluted (million) 1)	3,322	3,318	3,321	3,316	3,317
Earnings (loss) per share, basic (SEK)	–0.58	–0.14	–0.83	–3.22	–9.94
Earnings (loss) per share, diluted (SEK) 1)	–0.58	–0.14	–0.83	–3.22	–9.94

Ratios
Days sales outstanding	—	—	99	109	96
Inventory turnover days	83	90	83	81	66
Payable days	77	66	82	61	60

Exchange rates used in the consolidation
SEK/EUR– closing rate	—	—	10.44	9.65	9.83
SEK/USD– closing rate	—	—	8.97	8.46	8.20

Other
Market area inventory, end of period	19,739	20,830	19,739	20,830	14,480
Export sales from Sweden	24,978	21,780	45,657	43,229	87,463

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Number of employees

	2018		2017
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

South East Asia, Oceania and India	23,516	23,623	24,495	26,396	26,748	27,221
North East Asia	12,303	12,321	12,456	12,945	12,972	12,962
North America	9,510	9,798	10,009	10,665	11,073	11,253
Europe and Latin America 1)	45,743	47,528	49,231	50,832	53,173	54,194
Middle East and Africa	4,188	4,311	4,544	5,014	5,161	5,268

Total	95,260	97,581	100,735	105,852	109,127	110,898

1) Of which in Sweden	13,431	13,763	13,864	14,195	14,483	14,712

32 Ericsson | Second Quarter Report 2018	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2018		2017
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-937	-743	-2,038	-817	-927	-1,460
Research and development expenses	-502	-326	147	-1,896	-344	-214
Selling and administrative expenses	-441	-103	-534	-106	-243	-69

Total	-1,880	-1,172	-2,425	-2,819	-1,514	-1,743

	2018		2017
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-1,680	-743	-5,242	-3,204	-2,387	-1,460
Research and development expenses	-828	-326	-2,307	-2,454	-558	-214
Selling and administrative expenses	-544	-103	-952	-418	-312	-69

Total	-3,052	-1,172	-8,501	-6,076	-3,257	-1,743

Restructuring charges by segment

	2018		2017
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-749	-479	-1,260	-1,409	-816	-1,343
of which cost of sales	-469	-415	-1,052	-430	-512	-1,153
of which operating expenses	-280	-64	-208	-979	-304	-190
Digital Services	-882	-581	-686	-1,103	-454	-270
of which cost of sales	-303	-226	-609	-241	-242	-195
of which operating expenses	-579	-355	-77	-862	-212	-75
Managed Services	-123	-51	-376	-99	-115	-85
of which cost of sales	-103	-48	-326	-94	-113	-83
of which operating expenses	-20	-3	-50	-5	-2	-2
Emerging Business and Other	-126	-61	-103	-208	-129	-45
of which cost of sales	-62	-54	-51	-52	-60	-29
of which operating expenses	-64	-7	-52	-156	-69	-16

Total	-1,880	-1,172	-2,425	-2,819	-1,514	-1,743

	2018		2017
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-1,228	-479	-4,828	-3,568	-2,159	-1,343
of which cost of sales	-884	-415	-3,147	-2,095	-1,665	-1,153
of which operating expenses	-344	-64	-1,681	-1,473	-494	-190
Digital Services	-1,463	-581	-2,513	-1,827	-724	-270
of which cost of sales	-529	-226	-1,287	-678	-437	-195
of which operating expenses	-934	-355	-1,226	-1,149	-287	-75
Managed Services	-174	-51	-675	-299	-200	-85
of which cost of sales	-151	-48	-616	-290	-196	-83
of which operating expenses	-23	-3	-59	-9	-4	-2
Emerging Business and Other	-187	-61	-485	-382	-174	-45
of which cost of sales	-116	-54	-192	-141	-89	-29
of which operating expenses	-71	-7	-293	-241	-85	-16

Total	-3,052	-1,172	-8,501	-6,076	-3,257	-1,743

33 Ericsson | Second Quarter Report 2018	Items excluding restructuring charges

Gross income (loss) and gross margin excluding restructuring charges by segment

Isolated quarters,	2018		2017
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	13,034	11,542	12,901	11,084	11,406	11,184
Digital Services	3,761	3,118	1,724	2,860	3,531	-2,129
Managed Services	912	539	-365	-266	132	-459
Emerging Business and Other	563	402	295	420	488	364

Total	18,270	15,601	14,555	14,098	15,557	8,960

Isolated quarters, As percentage of net sales	2018		2017
	Q2	Q1	Q4	Q3	Q2	Q1

Networks	40.2%	40.4%	34.8%	34.8%	36.0%	35.3%
Digital Services	42.6%	42.9%	14.6%	32.0%	35.7%	-26.3%
Managed Services	14.0%	9.1%	-5.3%	-4.0%	2.0%	-7.3%
Emerging Business and Other	27.4%	24.3%	14.1%	21.1%	24.3%	20.4%

Total	36.7%	35.9%	25.1%	28.5%	30.9%	18.7%

Year to date, SEK million	2018		2017
	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	24,576	11,542	46,575	33,674	22,590	11,184
Digital Services	6,879	3,118	5,986	4,262	1,402	-2,129
Managed Services	1,451	539	-958	-593	-327	-459
Emerging Business and Other	965	402	1,567	1,272	852	364

Total	33,871	15,601	53,170	38,615	24,517	8,960

Year to date, As percentage of net sales	2018		2017
	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	40.3%	40.4%	35.2%	35.4%	35.7%	35.3%
Digital Services	42.7%	42.9%	15.4%	15.8%	7.8%	-26.3%
Managed Services	11.7%	9.1%	-3.6%	-3.0%	-2.5%	-7.3%
Emerging Business and Other	26.0%	24.3%	19.9%	22.0%	22.5%	20.4%

Total	36.3%	35.9%	25.9%	26.2%	25.0%	18.7%

34 Ericsson | Second Quarter Report 2018	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

Isolated quarters,	2018		2017
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	4,293	3,850	3,205	3,784	4,240	4,054
Digital Services	-1,492	-2,026	-11,585	-2,668	-1,783	-8,734
Managed Services	422	151	-898	-628	-143	-1,744
Emerging Business and Other	-1,178	-1,115	-7,575	-1,321	-1,337	-3,109

Total	2,045	860	-16,853	-833	977	-9,533

Isolated quarters, As percentage of net sales	2018		2017
	Q2	Q1	Q4	Q3	Q2	Q1

Networks	13.3%	13.5%	8.6%	11.9%	13.4%	12.8%
Digital Services	-16.9%	-27.9%	-98.0%	-29.9%	-18.0%	-107.8%
Managed Services	6.5%	2.6%	-13.0%	-9.5%	-2.1%	-27.8%
Emerging Business and Other	-57.4%	-67.5%	-363.1%	-66.2%	-66.6%	-174.6%

Total	4.1%	2.0%	-29.1%	-1.7%	1.9%	-19.9%

Year to date, SEK million	2018		2017
	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	8,143	3,850	15,283	12,078	8,294	4,054
Digital Services	-3,518	-2,026	-24,770	-13,185	-10,517	-8,734
Managed Services	573	151	-3,413	-2,515	-1,887	-1,744
Emerging Business and Other	-2,293	-1,115	-13,342	-5,767	-4,446	-3,109

Total	2,905	860	-26,242	-9,389	-8,556	-9,533

Year to date, As percentage of net sales	2018		2017
	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	13.4%	13.5%	11.6%	12.7%	13.1%	12.8%
Digital Services	-21.9%	-27.9%	-63.9%	-49.0%	-58.4%	-107.8%
Managed Services	4.6%	2.6%	-12.9%	-12.8%	-14.6%	-27.8%
Emerging Business and Other	-61.9%	-67.5%	-169.6%	-99.7%	-117.3%	-174.6%

Total	3.1%	2.0%	-12.8%	-6.4%	-8.7%	-19.9%

35 Ericsson | Second Quarter Report 2018	Items excluding restructuring charges